DIRECT DIAL: 212.451.2206
EMAIL: EGONZALEZ@OLSHANLAW.COM

May 2, 2012

VIA EDGAR and OVERNIGHT DELIVERY

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comverse Technology, Inc.

Soliciting Materials filed pursuant to Rule 14a-12 filed by Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP, Cadian GP, LLC, Eric Bannasch, Stephen Andrews, James Budge, Doron Inbar, and Richard N. Nottenberg

Filed April 16, 2012
File No. 001-35303

Dear Mr. Duchovny:

We are re-filing our response letter dated as of April 30, 2012 (the “Response Letter”) to the letter of comment dated April 20, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter, in order to provide an index of reference for each of the exhibits referenced in our original Response Letter.  To the extent any such exhibits refer to information that has not previously been filed with the Securities and Exchange Commission (the “Commission”), we are filing such exhibits with this revised Response Letter.

We have reviewed the Comment Letter with Cadian Capital Management, LLC and its affiliates and we provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italic below, and our responses appear immediately below each comment.

Soliciting Materials filed pursuant to Rule 14a-12

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for the following:

•	Your statement that the company is in a “market with substantial opportunities for revenue growth and margin expansion.”
•	Your statement that the company’s board is “currently pursuing what we believe is a sub-optimal strategy of ‘spinning’ CNS into a stand-alone, publicly-traded company.”
•	Your belief that the company’s CEO and CFO “are not properly qualified to hold such positions.”
•
Your disclosure that the announced CNS business spin-off is “a fundamentally flawed strategy” and your belief that a spin-off “would be very costly and likely require large amounts of the Company’s cash.”

May 2, 2012

•	Your belief that the company’s current “holding company” structure has created “a substantial drag on its stock price.”
•	Your statement that Mr. Oliver, Mr. Schell, Mr. Terrell and Mr. Dubner “are most responsible for the failings of the Board.”

Response:  We are providing supplementally support for each of the statements noted above and will disclose support for the referenced assertions in future filings.

•	Your statement that the company is in a “market with substantial opportunities for revenue growth and margin expansion.”

Since 2006, many of the Company’s competitors who operate in the computer, technology and software industry, including Amdocs Limited (NYSE:DOX), CSG Systems International, Inc. (NASDAQ:CSGS), Convergys Corporation (NYSE:CVG), and AsiaInfo-Linkage, Inc. (NASDAQ:ASIA), have reported significant growth in EBITDA.  See Exhibit A.  In comparison, the Company has not been profitable since 2006, reporting net losses of $31,019 in the fiscal year ended January 31, 2012, $118,502 in the fiscal year ended January 31, 2011, $264,252 in the fiscal year ended January 31, 2010, $358,788 in the fiscal year ended January 31, 2009, $471,999 in the fiscal year ended January 31, 2008, and $341,180 in the fiscal year ended January 31, 2007.  We believe the performance of the Company’s peers in comparison to the Company demonstrates support for Cadian’s statement.

•	Your statement that the company’s board is “currently pursuing what we believe is a sub-optimal strategy of ‘spinning’ CNS into a stand-alone, publicly-traded company.”

Cadian’s statement stems from our belief that certain operational inefficiencies exist within the Company and those inefficiencies will remain if the CNS business is spun-off into a stand-alone, publicly-traded entity.  For example, the Company continues to have material weaknesses in its internal controls over financial reporting, as noted in the Company’s Form 10-K for the fiscal year ended January 31, 2012.  See Exhibit B.  The operational inefficiencies existing within the Company will only be magnified if the CNS business is spun off into a stand-alone entity.

•	Your belief that the company’s CEO and CFO “are not properly qualified to hold such positions.”

The Company has made several hasty hiring decisions due to the resignations of several members of management, including CEO Andre Dahan (April 2007 – February 2011), CFO Joe Chinnici (June 2008 – May 2009), CFO Stephen Swad (May 2009 – October 2010), as well as two General Counsels.  In its Current Report on Form 8-K filed with the Commission on February 28, 2011, the Company disclosed that Charles J. Burdick was appointed President and Chief Executive Officer, effective March 4, 2011, following the resignation of the previous CEO on February 25, 2011.  Despite the announcement on April 30, 2012 that the Company has appointed a new President and Chief Executive Officer of the Company's wholly-owned subsidiary Comverse, Inc. (CNS), effective May 21, 2012, the Company intends to retain Mr. Burdick as the Company’s President and Chief Executive Officer.  We continue to believe that Mr. Burdick lacks specific industry experience (i.e. software company experience) to serve as the Company’s President and Chief Executive Officer, which we believe is critical given the Company’s weak financial performance.  As disclosed in the Company’s proxy statement for the 2011 Annual Meeting of Shareholders, Mr. Burdick has years of experience in the media and entertainment industry but little or no experience in the software industry.   See Exhibit C.

According to the Company’s Current Report on Form 8-K filed with the Commission on October 12, 2010, the Company’s CFO, Joel E. Legon, was appointed as the Interim Chief Financial Officer following the abrupt resignation of the Company’s previous CFO on October 10, 2010.  It is unclear whether Mr. Legon was supposed to remain the CFO and it appears, given his title as Interim CFO as most recently as the Company’s last public filing on April 4, 2012, that it was not intended that he remain the CFO.  The Company has yet to appoint a permanent CFO.  See Exhibit D.

May 2, 2012

•
Your disclosure that the announced CNS business spin-off is “a fundamentally flawed strategy” and your belief that a spin-off “would be very costly and likely require large amounts of the Company’s cash.”

In its press release issued on January 11, 2012, the Company announced its intention to distribute shares of Comverse, Inc. (the CNS business) to shareholders in connection with its spin-off.  The Company also stated that the distribution would be subject to a number of conditions, including regulatory approval, shareholder approval, and board approval of certain material agreements.  See Exhibit E.  In Cadian’s opinion, such an undertaking is time consuming and costly.  Cadian further believes that the spin-off will only magnify the operational inefficiencies (including material weaknesses) currently existing within the Company, thereby requiring even more cash to support the business (to ensure customers it is a viable business).  See also our response above to the second bullet-point.

•	Your belief that the company’s current “holding company” structure has created “a substantial drag on its stock price.”

The Company is currently organized into three operating segments, Comverse BSS, Comverse VAS, and Verint.  While Verint has contributed positively to the Company’s overall portfolio, the other segments have not as evidenced by the Company’s Earnings Release issued and filed with the Commission on April 3, 2012.  See Exhibit F.  Moreover, while Verint has seen an approximately 30% increase in its stock price since its relisting on NASDAQ Global Market in July 2010 and is relatively close to its price of $34 on January 1, 2007, the Company has seen a nearly 70% decline since January 1, 2007 and a more than 10% decline since its relisting in September 2011.   See Exhibit G.  Accordingly, under a sum-of-its-parts analysis, Cadian believes the Company’s stock is depressed because of certain underperforming segments, as a result of this holding company structure.

•	Your statement that Mr. Oliver, Mr. Schell, Mr. Terrell and Mr. Dubner “are most responsible for the failings of the Board.”

Messrs. Oliver, Terrell and Dubner are members of the Company’s Audit Committee and were members of the Audit Committee during the restatement process. The Audit Committee played an integral role in conducting the restatement process.  The restatement process took approximately 4 years to complete and the Company repeatedly noted there were delays in completing the restatement process.  See Exhibit H.  In its Form 8-K filed on June 24, 2010, the Company disclosed it had disbursements of approximately $72 million for accounting, tax and legal support in its efforts to become SEC reporting compliant.  See Exhibit I.  Given the delays in completing the restatement process, and recent reports that the Company continues to have material weaknesses in its internal controls over financial reporting, as noted in the Company’s Form 10-K for the fiscal year ended January 31, 2012, we believe Messrs. Oliver, Terrell and Dubner, together with Mr. Schell (as discussed below) bear responsibility, as members of the Audit Committee, for the failings of the Board.  See Exhibit B.

In addition, in connection with the Company’s 2011 Annual Meeting of Shareholders, Glass, Lewis & Co., LLC, a leading independent proxy voting advisory firm, recommended a vote against Messrs. Oliver, Terrell, and Dubner, stating that “we believe that members of the audit committee bear the responsibility for ensuring that the Company is pursuing careful application of GAAP and reasonable accounting practices that ensure fair and reliable disclosure to investors.” See Exhibit J.   Institutional Shareholder Services Inc. (“ISS”), another leading independent proxy voting advisory firm, also recommended a vote against Mr. Terrell for being the Audit Committee Chair, “because he has served continuously on the Audit Committee since 2006, and bears meaningful responsibility for the duration and expense of the restatement process.”  See Exhibit K.

May 2, 2012

Mr. Schell is a member of the Company’s Compensation and Leadership Committee (the “Compensation Committee”).  Under the Compensation Committee’s direction (and during Mr. Schell’s tenure on the committee), senior executives were compensated handsomely while the stock price declined.  Andre Dahan, for example, served as CEO for less than 4 years but was given over $18 million in cash and stock for his service while the stock price declined from a closing price of $22.68 on April 30, 2007 to a closing price of $7.34 on February 25, 2011 (his term in office).  See Exhibit L.  As noted above, during Mr. Schell’s tenure, there were delays in completing the restatement process and establishing SEC reporting compliance.  As ISS noted in its report for the 2011 Annual Meeting of Shareholders, “despite the company’s lagging stock performance, ex-CEO Dahan’s severance package and immediate acceleration of outstanding equity awards call into question the company’s pay for performance commitment.”  Accordingly, we believe Mr. Schell should bear meaningful responsibility for the failings of the Board for being a member on the Compensation Committee.

2.
We note your disclaimer of beneficial ownership “except to the extent of his or its pecuniary interest therein.”  Please note that beneficial ownership is not determined based on pecuniary interest.  Refer to Rule 13d-3(a).  Please revise in future filings.

We acknowledge the Staff’s comments with regard to the basis for beneficial ownership and will revise accordingly in future filings.

May 2, 2012

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Steve Wolosky at (212) 451-2333 or the undersigned at (212) 451-2206 with any comments or questions it may have.

Sincerely,

/s/ Elizabeth Gonzalez

Elizabeth Gonzalez

Enclosures

cc:   Eric Bannasch
Justin Griffith
Steve Wolosky

Exhibit Index of Reference

Exhibit A - See the internally prepared chart comparing revenue and EBITDA of the Company’s key competitors, filed herewith.

Exhibit B -  See the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, as filed with the Commission on April 2, 2012 (the “2012 Annual Report”), at page F-2.

Exhibit C -  See the Company’s Proxy Statement for the 2011 Annual Meeting of Shareholders on Schedule 14A (the “2011 Proxy”), as filed with the Commission on October 7, 2011, at page 8.

Exhibit D -  See the Company’s Current Report on Form 8-K filed with the Commission on October 12, 2010 at page 2. See also Exhibit 31.2 to the 2012 Annual Report.

Exhibit E -  See the Company’s Press Release issued on January 11, 2012, as filed with the Commission as Exhibit 99.1 to the Company’s Current Report on Form 8-K on January 11, 2012.

Exhibit F -  See the Company’s Earnings Release, dated as of April 3, 2012, as filed with the Commission as an exhibit to the Company’s Current Report on Form 8-K on April 3, 2012.

Exhibit G -  See the internally prepared chart depicting changes in stock prices of the Company and Verint Systems Inc., filed herewith.

Exhibit H - See the Company’s Form 8-K filed with the Commission on July 6, 2010. See also the Company’s Form 8-K filed with the Commission on December 31, 2009.

Exhibit I -   See the Company’s Current Report on Form 8-K filed with the Commission on June 24, 2010.

Exhibit J -   See the Glass, Lewis & Co., LLC Report, dated October 26, 2011 at page 5, filed herewith.

Exhibit K -  See the Institutional Shareholder Services Inc. Report, dated November 3, 2011 at page 4, filed herewith.

Exhibit L -  See the Company’s 2011 Proxy at page 65.  See also the Company’s Annual Report on Form 10-K, filed with the Commission on October 4, 2010 at page 278.  See also the Company’s Current Report on Form 8-K filed with the Commission on February 28, 2011.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Soliciting Material filed under Rule 14a-12 (the “Soliciting Material”) by the undersigned on April 16, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Soliciting Material; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

May 2, 2012

CADIAN FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
Name: Eric Bannasch Title: Managing Member

CADIAN MASTER FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ Eric Bannasch
Name: Eric Bannasch Title: Managing Member

CADIAN CAPITAL MANAGEMENT, LLC

By:	D. Justin Griffith
Name: D. Justin Griffith Title: General Counsel

CADIAN GP, LLC

By:	/s/ Eric Bannasch
Name: Eric Bannasch Title: Managing Member

/s/ Eric Bannasch
ERIC BANNASCH Individually and as Attorney-In-Fact for Stephen Andrews, James Budge, Doron Inbar and Richard N. Nottenburg